Exhibit 99.17

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three month periods ended August 31, 2011 and 2010
(Unaudited)

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
As at August 31, 2011, May 31, 2011 and June 1, 2010
(Unaudited - Expressed in United States dollars)

		August 31,	May 31,	June 1,
		2011	2011	2010
	Notes			(Note 25)
Assets
Current
Cash and cash equivalents		$2,572,710	$11,526,062	$5,440,298
Accounts receivable	7	817,730	537,025	84,449
Subscriptions receivable		-	-	582,704
Promissory note receivable	8	-	-	116,532
Inventory	9	9,620,435	3,910,479	-
Prepaid expenses	10	2,444,488	2,554,024	157,585
IGV receivable	11	16,996,223	13,999,942	397,637
		32,451,586	32,527,532	6,779,205

Deferred financing costs		-	-	23,924
Deferred income tax		-	-	144,150
Plant and equipment	12	54,491,346	47,285,624	259,989
Mineral properties and evaluation costs	13	79,343,655	78,131,239	-
Investment in La Arena S.A.	14	-	-	16,854,480
Total Assets		$166,286,587	$157,944,395	$24,061,748

Liabilities and equity
Current
Accounts payable and accrued liabilities	15	$18,166,680	$8,264,506	$502,789
Due to related parties		-	-	72,248
Deferred revenue	17	1,992,904	1,790,292	-
Derivative liability	17	4,552,746	2,136,078	-
		24,712,330	12,190,876	575,037
Asset retirement obligation	16	15,176,538	14,800,000	-
Deferred revenue	17	7,925,115	8,625,953	-
Derivative liability	17	16,382,866	10,292,004	-
		64,196,849	45,908,833	575,037
Equity
Share capital	20	126,175,820	125,972,274	39,006,847
Share option and warrant reserve	20	8,277,268	8,163,945	2,396,484
Translation reserve		4,521,962	4,521,962	-
Deficit		(36,885,312)	(26,622,619)	(17,916,620)
		102,089,738	112,035,562	23,486,711
Total Equity and Liabilities		$166,286,587	$157,944,395	$24,061,748

Commitments	23
Subsequent events	26

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

	Notes	2011	2010

General and administrative expenses	18	$1,352,290	$904,566
Unrealized loss on derivative liability	17	8,507,530	-
Accretion expense	16	376,538	-
Foreign exchange loss		27,692	(347)
Interest and other income		(2,873)	(13)
Other financing costs		1,516	-

Loss before income taxes		10,262,693	904,206
Provision for income taxes		-	-
Net loss for the period		10,262,693	904,206

Other comprehensive loss		-	666,239

Comprehensive loss for the period		$10,262,693	$1,570,445

Basic and diluted loss per share		$0.06	$0.01

Weighted average number of common shares outstanding		168,653,587	118,543,075

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

		2011	2010

OPERATING ACTIVITIES
Loss for the period		$(10,262,693)	$(904,206)
Items not affecting cash:
Amortization		21,184	11,930
Share-based compensation		238,654	32,488
Unrealized loss on derivative liability		8,507,530	-
Accretion expense		376,538	-
Deferred financing costs		-	(21,854)
Changes in non-cash working capital items	24	(5,975,388)	(38,257)
Net cash used in operating activities		(7,094,175)	(919,899)

FINANCING ACTIVITIES
Proceeds from issuing share capital		78,214	7,451,222
Proceeds from exercise of options and warrants		-	86,407
Subcription receipts receivable		-	582,704
Share issue costs		-	(521,587)
Net cash provided by financing activities		78,214	7,598,746

INVESTING ACTIVITIES
Mineral property expenditures		(4,614,779)	-
Cash received from pre-production gold sales		8,139,986	-
Purchase of equipment		(5,462,598)	(43,514)
Investment in La Arena		-	(7,423,311)
Net cash used in investing activities		(1,937,391)	(7,466,825)

Decrease in cash and cash equivalents during the period		(8,953,352)	(787,978)
Cash and cash equivalents, beginning of the period		11,526,062	5,440,298
Effect of foreign exchange on cash and cash equivalents		-	(106,021)

Cash and cash equivalents, end of the period	24	$2,572,710	$4,546,299

Supplemental cash flow disclosure (Note 24)

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
As at August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

		Share capital
	Note	Shares	Amount	Share Option and Warrant Reserve	Translation Reserve	Deficit	Total
Balance, May 31, 2010		108,035,575	$39,006,847	$2,396,484	$-	$(17,916,620)	$23,486,711
Shares issued for private placements	20(a)	10,200,000	7,451,222	-	-	-	7,451,222
Share issue costs related to private placements	20(a)	-	(521,587)	-	-	-	(521,587)
Shares issued on conversion of warrants	20(d)	157,500	30,271	-	-	-	30,271
Shares issued on exercise of options	20(c)	150,000	202,998	(146,862)	-	-	56,136
Share-based compensation	20(c)	-	-	32,488	-	-	32,488
Other comprehensive loss		-	-	-	(666,239)	-	(666,239)
Net loss for the year		-	-	-		(904,206)	(904,206)
Balance, August 31, 2010		118,543,075	46,169,751	2,282,110	(666,239)	(18,820,826)	28,964,796

Balance, May 31, 2011		168,557,582	$125,972,274	$8,163,945	$4,521,962	$(26,622,619)	$112,035,562
Shares issued on exercise of options	20(c)	192,500	203,546	(125,331)	-	-	78,215
Share-based compensation	20(c)	-	-	238,654	-	-	238,654
Net loss for the period		-	-	-	-	(10,262,693)	(10,262,693)
Balance, August 31, 2011		168,750,082	$126,175,820	$8,277,268	$4,521,962	$(36,885,312)	$102,089,738

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Rio Alto Mining Limited (formerly Mexican Silver Mines Ltd. “MSM”) is the ultimate parent of its consolidated group, (“Rio Alto”, or the "Company"). Rio Alto is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 - 250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. Rio Alto was engaged in the acquisition and exploration of mineral properties in Mexico until May 2010. On February 9, 2011 the Company completed the purchase of 100 per cent of La Arena S.A. (“La Arena”) (Note 6). Throughout fiscal 2011 and the first quarter of fiscal 2012, the Company was in development stage, and had not yet entered commercial production. Gold production commenced at the La Arena gold oxide mine in May 2011. Cash received from metals sales are credited to development costs during the preproduction period. Commercial production should be achieved in November 2011.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements represent the first interim financial statements of the Company and its subsidiaries prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). As these financial statements represent the Company’s initial presentation of results and financial position under IFRS, they are prepared in accordance with IAS 34 Interim Financial Reporting and IFRS 1, First-time Adoption of International Financial Reporting Standards. The date of transition to IFRS is June 1, 2010 (the “Transition Date”). In preparing its first condensed interim consolidated financial statements, the Company has applied the same accounting policies that are expected to be applicable for its annual consolidated financial statements for the year ended May 31, 2012. The Company has applied the policies on a retrospective basis subject to certain optional exemptions and certain mandatory exceptions applicable to first time adopters.

The Company’s consolidated financial statements were previously prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Canadian GAAP differs in certain areas from IFRS. Note 25 contains reconciliations and explanations of the effect of the transition from Canadian GAAP to IFRS on the consolidated balance sheets as at May 31, 2011, August 31, 2010 and June 1, 2010 and the statements of loss and comprehensive loss for the year ended May 31, 2011 and for three months ended August 31, 2010. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

As these condensed interim consolidated financial statements are the Company’s first set of financial statements prepared under IFRS, the disclosures contained herein exceed the minimum requirements under IAS 34. The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and other additional disclosures required under IFRS, which also highlight the changes from the Company’s 2011 annual consolidated financial statements prepared in accordance with Canadian GAAP. In 2012 and beyond, the Company may not provide the same amount of disclosure in the Company’s interim consolidated financial statements under IFRS as the reader will be able to refer to the annual consolidated financial statements for the year ending May 31, 2012 which will be prepared in accordance with IFRS.

3.	SIGNIFICANT JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates by a material amount.

Matters that require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

a.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Geological estimates of the size, depth and shape of the ore body requires complex judgments. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metal recovery factors and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and amortization.

b.	Purchase price allocation

Applying the acquisition method to asset or business acquisitions requires each identifiable asset and liability to be measured at its acquisition-date fair value. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of the net assets acquired require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices, the amount of and the timing of the receipt of revenue and the disbursements for operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities in the purchase price allocation.

c.	Amortization

Plant, equipment and other facilities used directly in mining activities are amortized using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable metals to be mined from proven and probable mineral reserves. Mobile and other equipment are amortized, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable mineral reserves.

The calculation of the UOP rate, and therefore the annual amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates may result from differences between actual future production and current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in metal prices used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of amortization and no assurance can be given that the actual useful lives or residual values will not differ significantly from current assumptions.

d.	Inventories

Finished goods (doré inventory), work in process inventories and heap leach ore are valued at the lower of

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

average production cost or net realizable value. Doré represents a bar containing predominantly gold by value which must be refined offsite to return fine gold or silver in readily saleable form. Net realizable value is the estimated receipt from sale of the inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale. The production cost of inventories is determined on a weighted average basis and includes cost of raw materials, direct labour, contract mining charges, overhead and depreciation, depletion and amortization of mineral properties.

The recovery of gold and by products from oxide ores is achieved through a leaching process at the La Arena Gold Mine. Under this method, ore is placed on leach pads where it is treated with a chemical solution that extracts gold contained in the ore. The majority of the gold in ore is recovered over a period of up to 45 days. The resulting gold rich or “pregnant” leach solution is further processed in a plant where the gold and silver are recovered in doré form. Operating costs at each stage of the process are deferred and included in work in process inventory based on current mining and leaching costs. Costs are removed from inventory as ounces of doré are produced at the average cost per recoverable ounce of gold. Estimates of recoverable gold are calculated from the measured quantities of ore placed on the pad, the grade of ore placed on the leach pad (based on assay analysis), testing of leach solutions and a recovery percentage (based on testing of solution and ongoing monitoring of the rate of gold recovery).

Consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost or net realizable value.

e.	Asset retirement obligation

The Company assesses its provision for reclamation and remediation on an annual basis or when new information or circumstances merit a re-assessment. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred may differ from estimated costs. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work to be performed by the Company. Increases in future costs could materially increase amounts expensed and amounts charged to profit or loss for reclamation and remediation.

The provision, at each reporting date, for asset retirement obligations represents management’s best estimate of the present value of the future reclamation and remediation obligation. Actual expenditures may differ from the recorded amount.

f.	Deferred income taxes

The Company recognizes the deferred tax benefit of deferred income and resource tax assets to the extent their recovery is probable. Assessing the recoverability of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred income and resource tax assets.

g.	Derivative liability

An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 17 to the Financial Statements. The principal assumption used in the option pricing model is the volatility, over time, of the US dollar price of gold. Changes in this assumption may significantly affect the fair value estimate.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

h.	Share-based payments

Share-based payments are determined using the Black-Scholes Option Pricing Model based on estimated fair values of all share-based awards at the date of grant. The Black-Scholes Option Pricing Model utilizes assumptions such as expected price volatility, the expected life of the option and the number of options that may be forfeited. Changes in these input assumptions may significantly affect the fair value estimate.

i.	Impairment of long lived assets

Annually, or more frequently as circumstances require (such as a prolonged substantive decrease in metal prices, an increase in operating costs, a decrease in mineable resources or a change in foreign exchange rates), reviews are undertaken to evaluate the carrying value of the mining properties, mineral properties, plant and equipment considering, among other factors: (1) the carrying value of each type of asset (2) the economic feasibility of continued operations (3) the use, value or condition of assets when not in operation, and (4) the price of metals that affect decisions to reinstall or dispose of assets.

Impairment is considered to exist, if, (and measured based on) the total estimated future discounted cash flows are less than the carrying amount of the assets.

Future cash flows used to assess recoverability are estimated based on expected future production, recoverability of resources, commodity prices, foreign exchange rates, operating costs, reclamation costs and capital costs. Management’s estimate of future cash flows is subject to risks and uncertainties, including the discount rate assumption. It is reasonably possible that changes in estimates could occur which may affect management’s estimates and the expected recoverability of the investments in long lived assets.

Fair value is determined with reference to discounted estimated future cash flow analysis or on recent transactions involving dispositions of similar properties. The Company believes that the estimates applied in the impairment assessment are reasonable; however, such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions could change significantly and impairment charges may be required in future periods. Such charges could be material.

4.	SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidate financial statements have been prepared using the following significant accounting policies:

a.	Foreign currencies

Change in reporting currency

Effective May 31, 2011, the Company changed its reporting currency (currency of presentation) from the Canadian dollar to the United States (“US”) dollar. Prior to May 31, 2011, the Company reported in the Canadian dollar. The reason for the change is to provide financial statements in the currency of the Company’s principal business activities. In accordance with IAS 21, “Effect of Foreign Currency Rates” the financial statements for all periods presented were translated into the US dollar whereby the Consolidated Statements of Profit or Loss and Cash Flows for each reporting period were translated into the reporting currency using the average exchange rates prevailing during each reporting period and all assets and liabilities were translated using the exchange rate prevailing at the consolidated balance sheet dates. Equity transactions were translated using the rates of exchange in effect as of the dates of the transactions. The resulting translation adjustment was recorded in the translation reserve.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the entities at exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. An exchange gain or loss that arises on translation or settlement of a foreign currency-denominated monetary item is included in profit or loss.

Foreign currency translation

During the first quarter of fiscal 2012, the Company’s La Arena Mine commenced the sales of gold. The functional currency of La Arena is the US dollar. La Arena’s sales led the Company to undertake a review of the functional currency of its Canadian parent company and concluded that the currency exposure of its Canadian parent company is now predominantly in US dollars. Prior to June 1, 2011, the functional currency of the Canadian parent company was the Canadian dollar.

Prior to the change in functional currency on June 1, 2011, foreign exchange gains and losses arising from monetary items in foreign operations were considered to form part of the net investment in a foreign operation and were recognized in other comprehensive income and are included in the translation reserve. On disposal of part or all of the operations, the proportionate share of the related cumulative gains and losses previously recognized in the translation reserve are included in determining the profit or loss on disposal and recognized in the profit or loss.

b.	Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for derivative assets and liabilities, which are carried at fair value.

c.	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

Name	Location	Percentage ownership by the Company
		August 31, 2011	May 31, 2011	June 1, 2010
Rio Alto S.A.C.	Peru	100%	100%	100%
Mexican Silver Mines (Guernsey) Limited	Guernsey	100%	100%	100%
La Arena S.A. (“La Arena”)	Peru	100%	100%	Nil

All intercompany transactions and balances are eliminated on consolidation.

d.	Revenue recognition

Revenue from the sale of metals is recognized when all of the following conditions have been satisfied:

  The significant risks and rewards of ownership have been transferred;

  Neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;

  The amount of revenue can be measured reliably;

  It is probable that the economic benefits associated with the transaction will flow to the Company; and

  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

e.	Loss per share

Basic loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the financial reporting period. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of shares for the dilutive effect of options and warrants. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion would have a dilutive effect on earnings. It is assumed that outstanding options, warrants and similar items are exercised or converted into shares and that the proceeds that would be realized upon such exercise or conversion are used to purchase common shares at the average market price per share during the relevant financial reporting period. Diluted loss per share is not presented separately from basic loss per share because the conversion of outstanding potentially dilutive instruments would be anti-dilutive.

f.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term money market instruments that are readily convertible to known amounts of cash within ninety days of purchase.

g.	Plant and equipment

Plant and equipment are recorded at cost less accumulated amortization and impairment losses. Plant and equipment are amortized over the estimated useful lives of the related assets. Assets under construction are amortized over their estimated useful lives when they are substantially complete and available for their intended use. Repairs and maintenance not considered to be major overhauls of plant and equipment are expensed as incurred. Costs incurred to enhance the service potential of plant and equipment are capitalized and amortized over the remaining useful life of the improved asset. When assets are retired or sold, the resulting gains or losses are reflected in earnings. The carrying values of plant and equipment are periodically assessed by management and if management determines that the carrying values cannot be recovered, the asset is written down to recoverable value with the amount of the write down charged to profit or loss.

Amortization is recorded on a straight-line basis at the following annual rates:

Mobile and field equipment	5 years
Office and computer equipment	10% - 30%
Leasehold improvements	term of lease
Other	20%

Plant, plant equipment and other facilities are amortized on a UOP basis.

Amortization incurred prior to commercial production is capitalized as part of mineral properties and evaluation costs.

h.	Inventory

Doré, work-in-process and ore on the leach pad are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated selling price at the measurement date based on prevailing and long-term metal prices less future costs required to sell the inventories.

Production costs are included in work-in-process inventory based on costs incurred to the point of refining, including applicable amortization and depletion of mining interests, and removed at the average production cost per recoverable ounce of gold. The cost of finished goods includes the average cost of work-in-process inventories and applicable refining costs.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

Supplies are valued at the lower of landed average cost and net realizable value.

Write-down of inventory is recognized as an expense in profit or loss in the period the write-down occurs.

i.	Mineral properties and evaluation costs

Interests in mineral properties and areas of geological interest are recorded at cost. All direct costs relating to the acquisition and development of these interests are deferred on the basis of specific claims or areas of interest until the properties they relate to are placed into production, divested, surrendered, abandoned or deemed to be impaired. Deferred mineral property and evaluation costs include cash consideration paid, the assigned or fair value of any share or other non-cash consideration paid and the evaluation costs incurred. The recorded amount of deferred costs may not reflect recoverable value, which is dependent on development programs, the nature of the mineral deposit, commodity prices, development and operating costs and the Company’s ability to obtain adequate funding to bring projects into production. Once a property reaches commercial production deferred costs are amortized on a unit of production basis over the expected life of the property’s reserves. No depletion is charged against the property until commercial production commences. Revenue from the sale of any mineral properties is credited against related deferred costs with any residual amounts recognized as a gain or loss. Deferred costs relating to property interests that are surrendered or abandoned are written off and recognized in the determination of income. Once a mineral property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for development programs that extend the life or enhance the value of a property, which will be deferred and depleted over the useful life of the related assets. Mineral properties in commercial production include deferred stripping costs and asset retirement obligation costs related to the reclamation of the mineral property. A mineral property is derecognized upon disposal, or impaired when no future economic benefits are expected to arise from continued use of the asset. Any gain or loss on disposal of the asset, determined as the difference between the proceeds received and the carrying amount of the asset is recognized in profit or loss.

The validity of title to mineral property interests involves uncertainties such as the risk due to the difficulty of determining the ownership of claims as well as the potential for conflicts to arise due to ambiguous title conveyancing history characteristic of many mineral properties. The Company has investigated rights of ownership of all of the mineral licences in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, such investigations do not provide a guarantee of title. Mineral licences may be subject to prior claims, agreements or transfers and rights of ownership may be affected by undetected defects. Mineral property interests are reviewed for impairment at each financial statement preparation date or whenever events or circumstances indicate that the carrying value of such interests may not be recoverable. Impairment charges are recognized in the determination of profit or loss. Prospecting and initial exploration costs, incurred prior to the time the Company has obtained the legal right to explore are expensed as incurred.

j.	Asset retirement obligations

Asset retirement obligations encompass legal, statutory, contractual or constructive obligations associated with the retirement of a long lived tangible asset that result from the acquisition, construction, development and/or normal operation of a long lived asset. The retirement of a long-lived asset is reflected by an other-than-temporary removal from service, including sale of the asset, abandonment or disposal in some other manner such as depletion of reserves through mine closure.

The Company recognizes the fair value of an estimated liability for the future cost of restoring exploration, development and mine sites with a corresponding increase to the carrying value of the related mineral property interest. The Company amortizes the amount added to mineral property interests using the amortization method established for the related asset. Changes in asset retirement obligations due to the

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

passage of time are measured by an interest method of allocation whereby the change is recognized as an increase in the associated liability by an accretion expense in profit or loss. Changes resulting from revisions to the timing or amount of the original estimate of undiscounted retirement obligation cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation with a corresponding increase or decrease in the carrying value of the related asset.

k.	Stripping costs

Stripping costs incurred during the development of a mine are capitalized in mineral properties. Stripping costs incurred subsequent to commencement of commercial production are variable production costs that are included in the cost of inventory produced during the period in which they are incurred, unless the stripping activity can be shown to give rise to future benefits from the mineral property, in which case the stripping cost would be capitalized. Future benefits arise when stripping activity increases the future output of the mine by providing access to an extension of an ore body or to a new ore body. Capitalized stripping costs are depleted based on the unit-of-production method using proven and probable mineral reserves as the depletion base.

l.	Impairment of non-financial assets

For the purposes of assessing impairment, the recoverable amount of an asset, which is the higher of its fair value less costs to sell and its value in use, is estimated. If it is not possible to estimate the recoverable amount of an individual asset, the asset is included in the cash-generating unit to which it belongs and the recoverable amount of the cash generating unit is estimated. As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Cash-generating units to which goodwill has been allocated are tested for impairment at least annually. Intangible assets with an indefinite useful life and an intangible asset not yet available for use are also tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the asset is impaired such as decreases in metal prices, an increase in operating costs, a decrease in mineable reserves or a change in foreign exchange rates. The Company also considers net book value of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. To determine the value-in-use, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. Future cash flows used in the determination of value in use are estimated based on expected future production, recoverability of reserves, commodity prices, operating costs, reclamation costs and capital costs. Management estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the recoverable amounts of assets, including the Company’s investments in mineral properties.

Fair value is determined with reference to discounted estimated future cash flow analysis or on recent transactions involving dispositions of similar properties.

An impairment loss for a cash-generating unit is first allocated to reduce the carrying amount of any goodwill allocated to that cash-generating unit. Any remaining impairment loss is allocated on a pro rata basis to the other assets in the cash-generating unit. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist or may have decreased. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount. Where an impairment loss subsequently reverses, the carrying amount of the asset (cash

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

generating unit) is increased to the revised estimate of its recoverable amount, however only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years.

m.	Provisions

Liabilities are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. A provision is a liability of uncertain timing or amount.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects the current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to the passage of time is recognized as a financing expense.

n.	Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

Current income tax assets or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date.

Current tax is payable on taxable profit which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax is not provided on the initial recognition of goodwill or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with shares in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

o.	Share-based payments

The Company accounts for share-based payments using a fair value based method (Black-Scholes Option

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

Pricing Model) with respect to all share-based payments measured and recognized, to directors and employees. For directors and employees, the fair value of options is measured at the date of grant. Share-based payments to non-employees, whereby the Company receives goods or services as consideration for its own equity instruments are, when determinable, recorded at the fair value of the goods or services received. If the fair value of the goods and services received are not determinable, then the fair value of the share based payment is used. For grants to non-employees, where the fair value of the goods or services is not determinable, the fair value of the share options is measured on the date the services are received.

The fair value of the options is accrued and charged to profit or loss with the offsetting credit to share option reserve. For directors and employees, the charge is recognized over the option vesting period based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from the previous estimate. No adjustment is made to any expense recognized in prior periods where options were vested. For non-employees the charge is recognized over the related service period. When stock options are exercised, the amounted credited to the share options reserve is transferred to share capital.

In the event stock options are forfeited prior to vesting, the amounted recognized in prior periods in relation to the option is reversed. The fair value of any vested stock options that expire remain in the share option reserve.

p.	Derivative instruments

Derivative instruments, including certain derivative instruments embedded in other contracts and instruments designated for hedging activities are recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. Any change in the fair value of a derivative or an embedded derivative not designated as a hedging instrument is recognized as a gain or loss in the profit or loss.

q.	Share issue costs

Share issue costs include commission, arrangement fees, professional and regulatory fees incurred in connection with private placements. Share issue costs are charged directly to share capital.

r.	Related party transactions

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the parties.

s.	Non-derivative financial instruments

The Company classifies financial assets as available-for-sale financial assets, held-to-maturity investments or loans and receivables and classifies financial liabilities as either at fair value through profit or loss or at amortized cost using the effective interest method.

Financial assets and financial liabilities are recognized initially at fair value.

Financial assets and financial liabilities at fair value through profit or loss are subsequently measured at fair value with changes in fair values recognized in profit or loss.

Financial assets classified as available for sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive income.

Loans and receivables, held-to-maturity investments and financial liabilities that are not classified as at fair

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

value through profit or loss are subsequently measured at amortized costs using the effective interest method.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, subscriptions receivable, promissory note receivable, accounts payable and accrued liabilities, due to related parties, and the derivative liability.

Cash and cash equivalents and accounts receivable, subscriptions receivable and promissory note receivable are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities and due to related parties are classified as financial liabilities not at fair value through profit or loss. Derivative liability is a derivative financial liability.

Transaction costs, other than those related to financial instruments classified as financial assets and liabilities at fair value through profit or loss, are added to the fair value of the financial asset and financial liability on initial recognition and amortized using the effective interest method.

t.	Valuation of Equity

Shares and warrants issued as private placement units are measured using the residual value method whereby value is first allocated to the liability component based on its fair value with the residual value being attributed to the equity unit. The fair value of the warrant is determined using the Black-Scholes Option Pricing Model.

The fair value attributed to the warrant is recorded in the warrant reserve. If the warrant is exercised, the value attributed to the warrant is transferred to share capital, If the warrant expires unexercised, the value remains in the reserve.

u.	Comprehensive income

Comprehensive income is the change in equity resulting from transactions and other events arising from other than the Company’s shareholders and includes items that would not normally be included in profit or loss, such as unrealized gains and losses on available-for-sale investments. Comprehensive income accounting recommendations require certain gains or losses that would otherwise be recorded as part of profit or loss to be presented in other comprehensive income until it is considered appropriate to recognize such gains or losses in profit or loss.

v.	Commercial production

Commercial production is the level of activities intended for a mine, or a mine and mill complex, to be capable of operating in the manner intended by Management. Management considers a number of factors when determining the level of activity that represents commercial production for a particular project, including: a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, Management may consider achievement of specific milestones at each phase of completion.

Management assesses the operation’s ability to sustain production over a period of approximately three to six months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and amortization expense is recognized, at the beginning of the month after production criteria have been met.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

w.	Capitalized borrowing costs

The Company capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Company during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted. All other borrowing costs are recognized in the income statement in the period in which they are incurred.

5.	CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective January 1, 2012

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that enhance the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate these amendments to have a significant impact on its consolidated financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 - Income Taxes that provide a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 - Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance.

The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.

Joint ventures

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which supersedes IAS 31 - Interests in Joint Ventures and SIC-13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board, to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate the application of IFRS 13 to have a material impact on its consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

elimination of the options to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.

The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

Accounting standards anticipated to be effective January 1, 2013

Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. On August 4, 2011, the IASB published for comments an exposure draft proposing to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted).

The Company is evaluating the impact the final standard is expected to have on its consolidated financial statements.

6.	ACQUISITIONS

La Arena Acquisition

The Company had an agreement (“The La Arena Agreement”) with IAMGOLD Corporation (“IMG”) that provided for the Company to earn-in and purchase 100 per cent of all of the issued and outstanding shares of La Arena S.A. (“La Arena”), a wholly-owned subsidiary of IMG. La Arena owns 100 per cent of the La Arena mineral project in Peru. The exercise price of the option to acquire 100 per cent of La Arena was $47,550,000, subject to adjustments, (the “Exercise Price”) which was to be paid in cash by June 15, 2011.

In addition to the Exercise price, the Company had the right to convert up to $30,000,000 of expenditures incurred on La Arena by June 15, 2011 to earn up to a 38.7 per cent interest in La Arena.

On February 9, 2011, the Company acquired 100 per cent interest in La Arena upon payment of $48,846,789 representing the Exercise Price and an amount of $1,296,789 to reimburse IMG for the cost of additional land purchases within the La Arena mineral project area and metallurgical test work.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

The following table sets forth the allocation of the purchase price to assets and liabilities acquired, based on estimates of fair value.

Purchase Price
Equity investment in La Arena prior to acquisition	$54,092,691
Payment to acquire common shares of La Arena not already owned	48,846,789
$102,939,480
Purchase price allocation:
Cash	$5,533,627
Prepaid expenses and deposits	7,262,532
Value added tax receivable	9,767,514
Property, plant and equipment	27,463,703
Mineral property	60,624,560
Current liabilities	(7,712,456)
$102,939,480

7.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	August 31, 2011	May 31, 2011	June 1, 2010

Taxes receivable	$384,149	$382,302	$17,206
Income tax receivable	103,873	102,371	-
Other receivables	329,708	52,352	67,243

	$817,730	$537,025	$84,449

8.	PROMISSORY NOTE RECEIVABLE

On May 31, 2010, the Company sold its former Mexican subsidiary which, at the time, was the holder of a 100 per cent interest in the mineral interests of Providencia, Ral, Anillo de Fuego and Voladora. The purchaser, a former director of the Company, agreed to pay the Company $116,532 for the Company’s issued and outstanding shares of the subsidiary and a 1 per cent net smelter return royalty up to a maximum of C$1 million dollars. The purchaser issued a promissory note to the Company for the sale price of $116,532 that would bear interest at 15 per cent per annum on the outstanding principal after the maturity date of May 31, 2011. The promissory note was paid on May 31, 2011. The sale of the subsidiary is effectively a sale of mineral property interests and its residual net assets and resulted in a loss on sale of $8,632,821.

9.	INVENTORY

Inventory consists of the following:

	August 31, 2011	May 31, 2011	June 1, 2010
Doré inventory	$701,164	$371,871	$-
Work in progress	311,200	1,236,351	-
Ore on leach pad	7,346,333	2,004,537	-
Supplies inventory	1,261,738	297,720	-
	$9,620,435	$3,910,479	$-

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

10.	PREPAID EXPENSES

Prepaid expenses consist of the following:

	August 31, 2011	May 31, 2011	June 1, 2010
Prepayment for construction and development services at La Arena	$2,242,390	$2,349,303	$-
Other	202,098	204,721	157,585

	$2,444,488	$2,554,024	$157,585

11.	IGV RECEIVABLE

Under Peruvian law a tax, the Impuesto General a las Ventas (“IGV”), is imposed at a rate of 18 per cent (previously 19 per cent) of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. Refund applications may only be made by companies that are trading within Peru and collecting IGV from customers, by exporters or by companies that have an agreement with the tax authority for the early collection of IGV. When the Company enters commercial production (expected in November 2011) and exports mineral production it will be eligible for refunds of IGV.

12.	PLANT AND EQUIPMENT

Plant and equipment consists of:

	Mine Assets	Other	Total
Costs
June 1, 2010	127,649	162,986	290,635
Additions	46,733,069	461,251	47,194,320
May 31, 2011	46,860,718	624,237	47,484,955
Additions	9,066,193	58,628	9,124,821
August 31, 2011	55,926,911	682,865	56,609,776

Accumulated amortization
June 1, 2010	12,793	17,853	30,646
Amortization	90,539	78,146	168,685
May 31, 2011	103,332	95,999	199,331
Amortization	1,862,833	56,266	1,919,099
August 31, 2011	1,966,165	152,265	2,118,430

Net book value
June 1, 2010	114,856	145,133	259,989
May 31, 2011	46,757,386	528,238	47,285,624
August 31, 2011	53,960,746	530,600	54,491,346

Mine assets consist of the plant and equipment used in the production of gold and the development of the property.

13.	MINERAL PROPERTIES AND EVALUATION COSTS

On February 9, 2011 the Company completed the purchase of 100 per cent of La Arena S.A. The La Arena Project consists of 44 mining concessions totaling approximately 20,673 hectares located about 480km north-northwest of Lima, Peru in the Huamachuco District at an average altitude of 3,400 metres above sea level. Throughout fiscal 2011 and the first quarter of fiscal 2012, La Arena was in the development stage and therefore no depreciation is currently being recorded on the mineral property costs.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

Mineral property expenditures relate to La Arena in Peru, are summarized as follows:

	For the three
	months ended	For the year ended
	August 30, 2011	May 31, 2011
Costs
Opening, June 1	$78,131,239	$-
Acquisition during the period (Note 6)	-	60,624,560
Concessions and property payments	-	275,325
Mineral property development costs	7,128,890	980,738
Net receipts from pre-production revenue	(5,916,474)	-
Asset retirement obligation (Note 16)	-	14,800,000
Foreign currency translation	-	1,450,616
Closing	79,343,655	78,131,239

14.	INVESTMENT IN LA ARENA

On February 9, 2011 the Company acquired the 68.7 per cent of La Arena that it did not previously own (Note 6). Prior to February 9, 2011, the Company accounted for its investment in La Arena using the equity method. The Company’s investment in La Arena consisted of:

May 31, 2010
Opening balance	$-
Acquisition of RAML by MSM	5,828,248
Funds invested:
Office and camp costs	598,380
Engineering and construction	3,720,397
Pre-construction	470,518
Payroll	292,861
Value added taxes	390,251
Concessions and property payments	1,014,433
Development advance	4,097,597
Foreign currency translation	441,795
$16,854,480

15.	ACCOUNTS PAYABLE AND ACCURED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:

	August 31, 2011	May 31, 2011	June 1, 2010
Trade payable	$16,313,324	$7,109,299	$-
Payroll and related benefits	360,725	536,209	27,632
Other payable	1,492,631	618,998	475,157
	$18,166,680	$8,264,506	$502,789

Substantially all of the trade payables relate to development and construction activities at La Arena. The financial liabilities are non-interest bearing and are normally settled within 30 days.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

16.	ASSET RETIREMENT OBLIGATION

Asset retirement obligation comprises:

	August 31, 2011	May 31, 2011	June 1, 2010
Opening balance	$14,800,000	$-	$-
Estimated liabilities incurred	-	14,800,000	-
Accretion expense	376,538	-	-
	$15,176,538	$14,800,000	$-

In July 2011, the Company submitted to the Peruvian government a reclamation and closure plan for the La Arena gold mine. The estimated undiscounted of the closure obligation is $34.7 million. Once approved the Company is required to post a bond of approximately $3.2 million, based on current estimated post-closure costs, which is expected to occur within the next twelve months. The reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. The majority of the work will be done in 2017 – 2019, with care and maintenance continuing until 2024. The risk free rate used to discount the estimated obligation is 10%.

17.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

On October 15, 2010 the Company entered into a $25 million Gold Prepayment Agreement (the “Agreement”) and a Gold Purchase Agreement with Red Kite Explorer Trust (“RKE”). Each drawdown of the $25 million facility is allocated between deferred revenue and a derivative liability. At August 31, 2011 the Company had drawn $24.5 million of the $25 million. Subsequent to August 31, 2011 (See Note 26) the amount available under the Agreement was increased to $50 million all of which has been drawn.

(a)	Gold Prepayment Agreement – Deferred revenue

The deferred revenue is comprised of:

	For the three
	months ended	For the year ended
	August 31, 2011	May 31, 2011
Opening	$10,416,245	$-
Amounts drawn		10,423,042
Deliveries to settle the deferred revenue	(498,226)	-
Foreign exchange translation	-	(6,797)
Closing	$9,918,019	$10,416,245
Less current portion	(1,992,904)	(1,790,292)
Long-term portion	$7,925,115	$8,625,953

Under the terms of the Agreement, if the Company draws the full $25 million under the Agreement it will be required to deliver a notional amount of 36,800 ounces of gold. The obligation to deliver gold and the delivery schedule is proportional to the amount of the $25 million that is drawn down.

The actual monthly delivery of gold ounces may vary by 5 per cent from the amounts stated above for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 or $950 per ounce such that at a price of $1,450 or more the monthly delivery would be 85 per cent of the stated amount and 115 per cent of the stated amount if the price was $950 or less. The Company may prepay gold ounces remaining to be delivered under the Agreement, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. In the first quarter of fiscal 2012, the Company delivered 1,467 ounces of gold, settling 1,725 ounces of the obligation.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

The table summarizes the delivery requirements in notional ounces of gold:

	Ounces per month	As at May 31, 2011	Obligation settled	As at August 31, 2011
July 2011 to October 2012	575	9,200	(1,725)	7,475
November 2012 to October 2014	1,150	26,864	-	26,864

Total ounces to be delivered		36,064	(1,725)	34,339

In addition to the Agreement, RKE has granted the Company a credit facility for $3 million that may be borrowed once all of the funds available under the Agreement have been utilized. The credit facility would bear interest at 3-month LIBOR plus 6 per cent compounded annually and would mature in October 2014. Subsequent to August 31, 2011 (See Note 26) the Company fully utilized the $3 million credit facility. As security, the Company has granted RKE a charge over the shares of La Arena S.A.

(b)	Gold Purchase Agreement – Derivative liability

The derivative liability is comprised of:

	For the three
	months ended	For the year ended
	August 31, 2011	May 31, 2011
Opening balance	$12,428,082	$-
Valuation of derivative liability on draw downs	-	14,076,958
Change in fair market value of derivative liability	8,507,530	(1,648,876)
Closing	$20,935,612	$12,428,082
Less current portion	(4,552,746)	(2,136,078)
Long-term portion	$16,382,866	$10,292,004

The Company also entered into a Gold Purchase Agreement with RKE whereby RKE agrees to buy up to 622,210 ounces of gold based on the lower of prices quoted on either the London Gold Market AM Fixing Price as published by the London Bullion Market Association or the Comex (1st Position) Settlement Price over defined periods of time. The obligation to sell 622,210 ounces of gold is directly proportional to the amount of the $25 million facility drawn. The Gold Purchase Agreement is accounted for as a written call option as RKE has the right, but not the obligation to purchase the gold. An option pricing model that considers changes in the gold price was used to estimate the fair value of the financial derivative relating to the written option. Subsequent changes in this fair value are reflected in profit or loss. At August 31, 2011, the Company is obligated to sell 602,857 ounces of gold to RKE.

The Company incurred costs in fiscal 2011 relating to the negotiation and documentation of the Gold Prepayment Agreement and the Gold Purchase Agreement of $1,022,282, including a cash arrangement fee of $750,000.These costs were charged to profit or loss.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

18.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses comprise of:

	For the three months ended August 31,
	2011	2010
Salaries	587,718	497,917
Share-based compensation (note 20(c))	238,654	32,488
Office and miscellaneous	142,242	102,831
Accounting and audit	$132,759	$2,076
Directors’ fees	63,000	37,903
Travel	61,472	50,283
Legal fees	44,005	49,532
Investor relations	37,068	67,274
Regulatory and transfer agent fees	21,410	42,563
Amortization	21,184	11,930
Consulting	2,778	9,769
	$1,352,290	$904,566

19.	CAPITAL MANAGEMENT

The Company has no externally imposed capital requirements. The objectives of capital risk management are to safeguard the Company’s ability to continue as a going concern, to provide returns to shareholders, protect shareholder value, provide benefits for other stakeholders, and ensure the growth of the business. The Company considers the items in equity as capital and manages its capital structure by issuing treasury shares, engaging in commodity-backed transactions, potential sales of assets, the incurrence of debt or the return of capital to shareholders in light of economic conditions and the characteristics of the Company’s assets.

The Company’s capital structure reflects the Company’s focus on growth in a capital intensive industry with lengthy development times as well as the risks associated with exploration and development activities due to factors that are beyond the Company’s control including, without limitation, the receipt of necessary permits, the availability of financial and human resources and the volatility of commodity prices. The adequacy of the Company’s capital structure is assessed on an on-going basis and is adjusted as necessary and as financial markets permit in order to fund exploration and development programs. Exploration and development activities may be delayed or accelerated as circumstances or events change.

20.	EQUITY

a)	Share capital

Authorized share capital consists of an unlimited number of common shares of which 168,750,082 were issued and outstanding at August 31, 2011 (May 31, 2011 – 168,557,582, June 1, 2010 – 108,035,575). The Company also has authorized unlimited number of preferred shares of which none have been issued. There were no common shares issued in the three months ended August 31, 2011 except for shares issued upon the exercise of options as described in note (c) below.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

During the year ended May 31, 2011 the Company issued common shares as follows:

Issue Date	Shares issued	Price per share	Proceeds	Cash transaction costs	Non-cash transaction costs (i)
June 2, 2010	10,200,000	C$0.76	$7,451,222	$(521,587)	$-
Issued in the three months ended
August 31, 2010	10,200,000	C$0.76	$7,451,222	$(521,587)	$-
November 30, 2010	7,626,575	C$1.68	12,480,798	(968,941)	-
December 1, 2010	3,906,382	C$1.68	6,562,066	(459,344)	-
December 2, 2010	533,300	C$1.68	895,854	(31,355)	-
January 20, 2011	28,060,000	C$2.05	57,517,249	(3,721,678)	(2,087,483)
For the year ended May 31, 2011	50,326,257		$84,907,189	$(5,702,905)	$(2,087,483)

i.

Non-cash transaction costs consisted of 1,683,600 broker warrants entitling the underwriters to purchase an equal number of common shares at C$2.05 per common share expiring January 20, 2013. The fair value of the broker warrants was recorded as share issue costs.

b)	Shares held in escrow

Certain former shareholders of RAML agreed, as a condition of the acquisition of RAML by MSM, to place 8,537,990 common shares in escrow. At May 31, 2011, 6,403,491 common shares have been released from escrow and the final 2,134,499 common shares were released on June 25, 2011.

c)	Share-based payments

The Company has a shareholder approved stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10 per cent of the issued and outstanding common shares of the Company.

Under the plan, the exercise price of each option is determined by the directors, subject to regulatory approval, if required, and equals or exceeds the market price of the Company's stock on the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors. The fair values for all options granted are estimated by the Black-Scholes Option Pricing Model. Vesting periods range from immediate vesting to 1 year.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Outstanding, May 31, 2010	5,545,000	0.32
Granted	3,665,000	1.75
Exercised	(1,727,500)	0.34
Cancelled	(100,000)	0.30
Outstanding, May 31, 2011	7,382,500	1.02
Granted	250,000	2.29
Exercised	(192,500)	0.39
Cancelled	(50,000)	0.80
Outstanding, August 31, 2011	7,390,000	1.09
Options exercisable – August 31, 2011	6,457,500	1.14

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

Stock options outstanding at August 31, 2011 are as follows:

Number of Options	Weighted Average Exercise Price (C$)	Date of Expiry	Remaining Contractual Life (months)
250,000	$0.30	May 7, 2012	8
795,000	$0.25	May 7, 2012	8
100,000	$0.25	May 11, 2012	8
50,000	$1.25	July 4, 2012	10
200,000	$0.45	August 2, 2012	11
2,125,000	$0.30	July 16, 2014	35
25,000	$0.35	September 18, 2014	37
180,000	$0.70	March 15, 2015	43
1,050,000	$1.50	September 21, 2015	49
1,050,000	$1.80	September 21, 2015	49
500,000	$1.90	November 5, 2015	51
250,000	$2.00	December 7, 2015	52
385,000	$2.39	March 11, 2016	55
180,000	$2.15	May 11, 2016	57
250,000	$2.29	August 1, 2016	60
7,390,000	$1.09

Options are valued using the Black-Scholes Option Pricing Model. Options issued to employees are measured at the grant date. Options issued to non-employees, where the fair value of the goods or services is not determinable, are measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered. The assumptions used to value the options granted during the period are as follows:

	For the three months ended August 31, 2011	For the year ended May 31, 2011
Number of options	250,000	3,665,000
Fair value	$484,685	$4,179,822
Weighted average:
Exercise price (C$)	$2.29	$1.75
Risk-free interest rate	2.79%	1.99%
Dividend yield	0%	0%
Expected life (years)	4.8	4.7
Volatility	113%	120%

d)	Warrants

Warrant transactions are summarized as follows:

		Weighted Average
	Number of Warrants	Exercise Price C$
Outstanding, May 31, 2010	10,603,765	$0.88
Granted	1,683,600	2.05
Converted	(8,468,250)	0.95
Expired	(635,515)	1.26
Outstanding, May 31, 2011 and August 31, 2011	3,183,600	$1.23

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

i)	Warrants are recorded at their fair value using a Black Scholes Option Pricing model. Warrants issued in the years ended May 31, 2011 and the related fair values and assumptions are as follows:

Grant Date	Number of warrants	Exercise price (C$)	Risk-free interest rate	Weighted average expected life (years)	Volatility	Fair value

January 20, 2011	1,683,600	$2.05	1.61%	2.0	105%	$2,087,483

ii)	Warrants outstanding at August 31, 2011 were as follows:

Expiry Date	Number of Warrants	Conversion Price	Warrant reserve
January 20, 2013	1,683,600	$2.05	$2,087,483
June 25, 2012	1,500,000	$0.30	$160,286
	3,183,600	$1.23	$2,247,979

21.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The carrying values of cash and cash equivalents, accounts receivable, subscriptions receivable, promissory note receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to their short term to maturity and convertibility into cash.

The derivative liability is measured at fair value and is classified as Level 3. Classification levels are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations and additional financing, should be sufficient to meet the ongoing capital and operating requirements. At August 31, 2011, the Company’s cash and cash equivalents of $2,572,710 were not sufficient to meet its short-term business requirements. As at August 31, 2011, the Company had accounts payable and accrued liabilities of $18,166,680, which were due under normal trade terms over periods ranging between 30 and 60 days. The Company’s short-term liquidity deficiency was removed by increasing the Gold Prepayment Facility as described in Note 26.

The Company’s future revenues will be from the mining and sale of mineral products; however, the economics of developing and producing mineral products are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of metals.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal. A significant portion of the Company’s receivables are refundable IGV from the Peruvian government, which is expected to be recovered within a twelve-month period. Management believes that the credit risk concentration with respect to other receivables is minimal.

Currency risk

The Company operates in Canada and Peru and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company’s financial assets and liabilities are denominated in United States, Canadian dollars and Peruvian Nuevo Sol set out in the following table:

	United States Dollar	Canadian Dollar	Peruvian Nuevo Sol	Total
Financial assets
Cash and cash equivalents	$2,239,507	$290,796	$42,407	$2,572,710
Accounts receivable	-	36,310	781,420	817,730
	2,239,507	327,106	823,827	3,390,440
Financial liabilities
Accounts payable and accrued liabilities	440,000	549,575	17,177,105	18,166,680
Net financial assets (liabilities)	$1,799,507	$(222,469)	$(16,353,278)	$(14,776,240)

The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate. As of August 31, 2011, a 10 per cent appreciation of the Canadian dollar relative to the US dollar would have decrease net financial assets by approximately US$17,904. A 10 per cent depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. A 10 per cent appreciation of the Nuevo Sol relative to the US dollar would have increased net financial liabilities by approximately US$1,635,228 and a 10 per cent depreciation of the Nuevo Sol would have had an equal but opposite effect.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. Other interest rate risks arising from the Company’s operations are not considered material.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

Price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary.

Depending on the price of metals, the Company may determine that it is impractical to continue commercial production. Metals prices have fluctuated widely in recent years and are affected by many factors beyond the Company’s control including changes in international investment patterns and monetary systems, economic growth rates, political developments, the extent of sales or accumulation of reserves by governments, and shifts in private supplies of and demands for metals. The supply of metals consists of a combination of mine production, recycled material and existing stocks held by governments, producers, financial institutions and consumers. If the market price for metals falls below the Company’s full production costs and remains at such levels for any sustained period of time, the Company will experience losses and may decide to discontinue operations or development of properties.

22.	SEGMENTED INFORMATION

The Company operates in two operating segments in two geographic areas, being the mining, acquisition and development of mineral properties, in Peru and the corporate segment. The La Arena mine in Peru was acquired and developed in fiscal 2011 and entered into commercial production in fiscal 2012. All of the revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

		As at ended August 31, 2011
	Canada	Peru	Total
Mineral properties and evaluation costs	$-	$79,343,655	$79,343,655
Equipment, net	64,453	54,426,893	54,491,346
Other assets	1,512,777	30,938,809	32,451,586
	$1,577,230	$164,709,357	$166,286,587

		As at ended May 31, 2011
	Canada	Peru	Total
Mineral properties and evaluation costs	$-	$78,131,239	$78,131,239
Equipment, net	61,579	47,224,045	47,285,624
Other assets	8,879,286	23,648,246	32,527,532
	$8,940,865	$149,003,530	$157,944,395

		As at ended June 1, 2010
	Canada	Peru	Total
Investment in La Arena	$-	$16,854,480	$16,854,480
Equipment, net	5,930	254,059	259,989
Other assets	5,948,681	998,598	6,947,279
	$5,954,611	$18,107,137	$24,061,748

	For the three months ended August 31, 2011
	Corporate	Mine Development	Total
Operating expense	$1,186,224	$144,882	$1,331,106
Amortization	1,596	19,588	21,184
Other loss	8,910,403	-	8,910,403
	$10,098,223	$164,470	$10,262,693

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

	For the three month ended August 31, 2010
	Corporate	Mine Development	Total
Operating expense	$780,287	$112,409	$892,696
Amortization	-	11,930	11,930
Other (income) loss	(420)	-	(420)
	$779,867	$124,339	$904,206

23.	COMMITMENTS

(a)	The Company entered into operating lease agreements for its Vancouver and Lima office premises. The annual lease commitments under the leases are as follows:

	2012	2013	2014	2015	2016 and thereafter
Vancouver	$139,925	$144,219	$126,332	$126,332	$147,387
Lima	71,252	71,252	71,252	71,252	106,878
Total	$211,177	$215,471	$197,584	$197,584	$254,265

(b)	See Note 17, deferred revenue and derivative liability for commitments under the Gold Prepayment and Gold Purchase Agreements.

(c)

Mining operations at the La Arena Project are carried out by a contractor. The mining contract agreement is in effect until the date the reserves of oxide ore are fully depleted, estimated to be 7 years. The Company has the option to terminate the agreement at its sole discretion, subject to a termination fee as follows:

Termination fee
Year 1	$7,000,000
Year 2	7,000,000
Year 3	4,000,000
Year 4	2,000,000
Year 5	1,000,000
Year 6	-

(d)	See Note 16, reclamation bond requirements for the Company’s asset retirement obligations.

24.	SUPPLEMENTAL CASH FLOW INFORMATION

There were no income taxes or interest paid in the three months ended August 31, 2011 and 2010.

(a)	Cash and cash equivalents are comprised of cash in bank accounts as follow:

	August 31, 2011	August 31, 2010
United States dollars	$2,239,507	$1,173,945
Canadian dollars	290,796	3,372,356
Peruvian Nuevo Sol	42,407	-
	$2,572,710	$4,546,301

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

(b)	Changes in non-cash working capital comprise of:

	August 31, 2011	August 31, 2010
Increase in receivables	$(280,705)	$(21,733)
Increase in inventory	(5,709,956)
Decrease in prepaid expenses	109,536	70,781
Increase in IGV receivable	(2,996,281)	-
Increase (decrease) in accounts payable
and accrued liabilities	2,902,018	(67,728)
Increase (decrease) in due to related parties	-	(19,577)
	$(5,975,388)	$(38,257)

(c)	Non cash transactions in the cash flow include:

(i)	Additions to plant and equipment were $9,124,821; of which $5,462,598 was paid in cash and $3,662,223 in included in accounts payable at August 31, 2011.
(ii)

Additions to mineral properties was $7,128,890, of which $4,614,779 was paid in cash, $616,196 was included in accounts payable at August 31, 2011, and $1,897,915 was related to depreciation of plant and equipment which is recapitalized to mineral properties during the pre- production phase.

(iii)	Pre-production activities netted $5,916,474, of which $2,721,738 was included in accounts payable at August 31, 2011 and $498,226 was a non-cash delivery of gold to settle the gold prepayment.

25.	TRANSITION TO IFRS

The Company’s IFRS accounting policies presented in Note 4 have been applied in preparing the financial statements for the period ended August 31, 2011, the comparative information and the opening consolidated statement of financial position at the Transition Date.

The Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards in preparing these IFRS consolidated financial statements. The effects of the transition to IFRS on equity, loss and comprehensive income (loss) and reported cash flows are presented in this section and are further explained in the notes that accompany the tables presented below. There was no significant impact on the consolidated statements of cash flows as a result of adopting IFRS.

First-time adoption and exemptions applied

Upon transition to IFRS, IFRS 1 mandates certain exceptions to IFRS and permits certain exemptions from full retrospective application. The Company has applied the mandatory exceptions and elected certain optional exemptions.

Mandatory exceptions:

a.	Financial assets and liabilities that have been de-recognized before 1 January 2005 under previous Canadian GAAP have not been recognized under IFRS.
b.	The Company used estimates under IFRS that are consistent with those applied under Canadian GAAP (with adjustments for accounting policy differences.

Optional exemptions applied:

a.	The Company elected not apply IFRS 2 Share-based Payments to equity instruments that were granted prior to the Transition Date.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

b.

IFRS1 allows a first time adopter to exempt themselves from the retrospective application of IAS 21 The Effect of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company elected to apply this exemption and in accordance with IFRS 1, the Company recognized $1,322,219 of cumulative translation differences from translating the Company’s Canadian operations prior to June 1, 2010 in opening retained earnings at June 1, 2010.

Presentation differences

Some financial statement line items are described differently under IFRS than they were under Canadian GAAP. Although the nature and amount of assets and liabilities included in these line items are unchanged the descriptions are different. These line items (with Canadian GAAP descriptions in brackets) are:

  Deferred income tax liability (Future income tax liability)

  Share option and warrant reserve (Contributed surplus)

  Translation reserve (Accumulated other comprehensive income)

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

Adjustments required in transitioning from Canadian GAAP (“GAAP”) to IFRS are set out in the following tables:

Reconciliation of consolidated balance sheets

		As at June 1, 2010			As at May 31,2011
		GAAP	Effect of transition to IFRS	IFRS	GAAP	Effect of transition to IFRS	IFRS
Assets	Note
Current
Cash and cash equivalents		$5,440,298		$5,440,298	$11,526,062		$11,526,062
Account receivable		84,449		84,449	537,025		537,025
Subscription receivable		582,704		582,704	-		-
Promissory note receivable		116,532		116,532	-		-
Inventory		-		-	3,910,479		3,910,479
Prepaid expenses		157,585		157,585	2,554,024		2,554,024
IGV receivable		397,637		397,637	13,999,942		13,999,942
		6,779,205		6,779,205	32,527,532		32,527,532
Deferred financing costs		23,924		23,924	-		-
Deferred income tax		-	144,150	144,150	-		-
Plant and equipment		259,989		259,989	47,285,624		47,285,624
Mineral properties and evaluation costs		-		-	88,374,786	(10,243,547)	78,131,239
Investment in La Arena S.A.	a	19,530,771	(2,676,291)	16,854,480	-		-
		$26,593,889	$(2,532,141)	$24,061,748	$168,187,942	$(10,243,547)	$157,944,395

Liabilities and equity
Current
Accounts payable and accrued liabilities		$502,789		$502,789	$8,264,506		$8,264,506
Due to related parties		72,248		72,248	-		-
Deferred revenue		-		-	1,790,292		1,790,292
Derivative liability		-		-	2,136,078		2,136,078
		575,037	-	575,037	12,190,876	-	12,190,876
Asset retirement obligation		-		-	14,800,000		14,800,000
Deferred income tax liability	a	2,532,141	(2,532,141)	-	10,243,547	(10,243,547)	-
Deferred revenue		-		-	8,625,953		8,625,953
Derivative liability		-		-	10,292,004		10,292,004
		3,107,178	(2,532,141)	575,037	56,152,380	(10,243,547)	45,908,833
Equity
Share capital		39,006,847		39,006,847	125,972,274		125,972,274
Share option reserve	b	2,396,484		2,396,484	7,450,044	713,901	8,163,945
Translation reserve	c	1,322,219	(1,322,219)	-	5,844,181	(1,322,219)	4,521,962
Deficit	b, c	(19,238,839)	1,322,219	(17,916,620)	(27,230,937)	608,318	(26,622,619)
		23,486,711	-	23,486,711	112,035,562	-	112,035,562
		$26,593,889	$(2,532,141)	$24,061,748	$168,187,942	$(10,243,547)	$157,944,395

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

		As of August 31, 2010
		GAAP	Effect of transition to IFRS	IFRS
Assets	Note
Current
Cash and cash equivalents		$4,546,301		$4,546,301
Account receivable		103,828		103,828
Promissory note receivable		114,015		114,015
Prepaid expenses		85,123		85,123
IGV receivable		570,814		570,814
		5,420,081	-	5,420,081
Deferred financing costs		44,729		44,729
Deferred income tax		-	141,037	141,037
Plant and equipment		285,188		285,188
Investment in La Arena S.A.	a	26,169,681	(2,618,482)	23,551,199
		$31,919,679	$(2,477,445)	$29,442,234

Liabilities and equity
Current
Accounts payable and accrued liabilities		$425,850		$425,850
Due to related parties		51,588		51,588
		477,438		477,438
Deferred income tax liability	a	2,477,445	(2,477,445)	-
		2,954,883	(2,477,445)	477,438
Equity				-
Share capital		46,169,751		46,169,751
Share option reserve	b	2,282,110		2,282,110
Translation reserve	c	655,980	(1,322,219)	(666,239)
Deficit	b,c	(20,143,045)	1,322,219	(18,820,826)
		28,964,796		28,964,796
		$31,919,679	$(2,477,445)	$29,442,234

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

Reconciliation of consolidated statement of loss and comprehensive loss:

		Three months ended August 31, 2010			Year ended May 31,2011
		GAAP	Effect of transition to IFRS	IFRS	GAAP	Effect of transition to IFRS	IFRS
General and administrative	Note
Accounting and audit		$2,076		$2,076	$293,074		$293,074
Amortization		11,930		11,930	58,561		58,561
Consulting		9,769		9,769	187,349		187,349
Directors' fees		37,903		37,903	182,084		182,084
Insurance		-		-	28,583		28,583
Investor relations		67,274		67,274	326,043		326,043
Legal fee		49,532		49,532	229,423		229,423
Office and miscellaneous		102,831		102,831	505,854		505,854
Regulatory and transfer agent fees		42,563		42,563	144,043		144,043
Salaries		497,917		497,917	1,504,381		1,504,381
Share-based compensation	b	32,488		32,488	4,179,822	713,901	4,893,723
Travel		50,283		50,283	392,354		392,354

Loss before other items		(904,566)	-	(904,566)	(8,031,571)	(713,901)	(8,745,472)

Other items
Foreign exchange gain (loss)		347		347	(385,376)		(385,376)
Exploration expense		(407)		(407)	(37,084)		(37,084)
Interest income and other income		420		420	36,204		36,204
Unrealized gain on revaluation of derivative liability		-		-	1,648,876		1,648,876
Costs relating to gold prepayment		-		-	(1,022,282)		(1,022,282)

Loss before income taxes		(904,206)	-	(904,206)	(7,791,233)	(713,901)	(8,505,134)
Provision for income taxes					(200,865)		$(200,865)
Net loss for the period		$(904,206)	$-	$(904,206)	$(7,992,098)	$(713,901)	$(8,705,999)
Translation adjustment		(666,239)	-	(666,239)	4,521,962		4,521,962
Comprehensive loss for the period		$(1,570,445)	$-	$(1,570,445)	$(3,470,136)	$(713,901)	$(4,184,037)

Notes to Reconciliation

a)	Deferred taxes

IFRS prohibits the recognition of a deferred tax asset or liability arising on initial recognition of an asset or liability if the acquisition is not a business combination and neither accounting profit nor taxable profit were affected. Under Canadian GAAP, temporary differences on initial recognition of an asset or liability are recorded. Accordingly, as at June 1, 2010 and at August 31, 2010 on adoption of IFRS, the Company reversed the deferred tax liability resulting from the acquisition of La Arena with an associated reduction of Investment in La Arena S.A. At May 31, 2011, the Company reversed the deferred liability on the acquisition of La Arena with an associated reduction of Mineral Properties and evaluation costs.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2011 and 2010
(Unaudited - Expressed in United States dollars)

b)	Share-based compensation

Under Canadian GAAP, stock option grants may be valued as one pool and recognized over the vesting period. IFRS requires a graded approach in valuing and recognizing share-based compensation. The impact on the three months ended August 31, 2010 and the year ended May 31, 2011 was nil and $713,901, respectively. At the Transition Date, all options were fully vested and therefore there was no impact on the opening retained earnings.

c)	Cumulative translation differences

In accordance with IFRS 1, the Company recognized $1,322,219 of cumulative translation differences from translating the Company’s Canadian operations prior to June 1, 2010, 2010 in opening retained earnings at June 1, 2010.

26.	SUBSEQUENT EVENTS

(a)

On October 20, 2011 the Company completed a $25 million increase in its existing gold prepayment facility (the "Prepayment Facility") with Red Kite EXP 1 ("RKE") and concurrently drew down the full amount available under the Prepayment Facility. The funds will principally be used to increase daily mine production at the La Arena Gold Oxide Mine during 2012 from the initially planned 24,000 tonnes of ore to pad per day to 36,000 tonnes of ore per day. Settlement of the $25 million increase in the Prepayment Facility will be by delivery of a notional amount of 24,512 ounces of gold commencing in April 2012 at a notional rate of 791 ounces per month for 31 months. The actual monthly delivery of gold ounces will vary by 5% from the amount stated above for every $100 dollar change in the gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce. Rio Alto may prepay gold ounces remaining to be delivered under the Prepayment Facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. As security, Rio Alto has granted RKE a charge over substantially all of the Company's assets. The Company paid cash fees for arranging the financing of $750,000, for deferral of deliveries of $312,500 and a $100,000 fee for the waiver of certain conditions in the Prepayment Facility. Also, on September 2, 2011 the Company drew the $3 million RKE credit facility as described in Note 17.

(b)

Subsequent to August 31, 2011 the Company changed its financial year-end from May 31 to December 31. The change in the financial year-end from May 31 to December 31 allows Rio Alto to provide its continuous disclosure information on a comparable basis with its peer group and to align its year-end with the year-end of La Arena S.A., a wholly-owned subsidiary that carries on the principal business of the Company. The change in year-end will fall within one month of the first day of the new financial year-end, and therefore the Company is not required to file interim financial statements as at and for the three and six month periods ending November 30, 2011. The next filing will be for audited consolidated financial statements for the seven month period ending December 31, 2011. The filing deadline for these materials is March 30, 2012.